SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PURETECH HEALTH PLC

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

G7297M101

(CUSIP Number of Class of Securities)

Daphne Zohar

Chief Executive Officer

PureTech Health plc

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Peter N. Handrinos

Elisabeth M. Martin

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

On March 19, 2024, PureTech Health plc (the “Company”) announced a proposed capital return of up to $100 million to its shareholders by way of a tender offer (the “Tender Offer”). The Tender Offer is expected to commence after the publication of the Company’s Annual Report and Accounts in April 2024, subject to market conditions and shareholder approval. A circular setting out the full terms of the Tender Offer and a timetable is expected to be published after the Annual Report and Accounts.

Additional Information for U.S. Investors

The Tender Offer has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Tender Offer or otherwise. If the Tender Offer is approved by the Company’s shareholders and does not qualify as a Tier I offer within the meaning of Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, Company intends to file a tender offer statement on Schedule TO and related materials with the SEC in respect of such Tender Offer. The Company’s security holders are advised to carefully read these documents if and when they become available, and any amendments to these documents, in their entirety before making any decision with respect to the Tender Offer, because these documents will contain important information. If and when filed, the Company’s security holders may obtain copies of these documents and other documents filed with the SEC for free at the SEC’s website at www.sec.gov. In addition, if and when filed, the Company will provide copies of such documents free of charge to its security holders.

Item 12. Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Press Release issued by PureTech Health plc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2024	PURETECH HEALTH PLC

	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer